EXHIBIT 12.1 — STATEMENT REGARDING COMPUTATION OF FINANCIAL RATIOS

(in millions, except share and per share data)

			2003	2002	2001	2000	1999
1.	NET INCOME AS A PERCENT TO SALES
	A	Net Income	$51.8	$52.1	$5.6	$18.3	$42.6
	B	Net Sales	$462.2	$447.5	$419.2	$422.4	$516.8
	A % of B		11.2%	11.6%	1.3%	4.3%	8.2%

2.	EFFECTIVE INCOME TAX RATE
	C	Income Taxes	$23.3	$23.0	$14.0	$17.4	$32.7
	D	Income before Income Taxes	$77.1	$74.2	$19.8	$35.7	$75.3
	C % of D		30.2%	31.0%	70.7%	48.8%	43.4%

3.	CURRENT RATIO
	E	Current Assets	$178.9	$171.8	$238.3	$188.5	$255.8
	F	Current Liabilities	$112.8	$187.6	$235.3	$131.3	$206.8
	E:F		1.6	0.9	1.0	1.4	1.2

4.	EARNINGS PER SHARE
	G	Net income	$51.8	$52.1	$5.6	$18.3	$42.6
	H	Basic shares outstanding	11,925	11,817	11,764	12,581	13,827
	I	Diluted shares outstanding	12,554	12,557	12,501	13,000	13,979
	G/H Basic earnings per share		$4.34	$4.41	$0.48	$1.46	$3.08

	G/I Diluted earnings per share		$4.13	$4.15	$0.45	$1.41	$3.05

	Shares in thousands, earnings per share in dollars.

5.	WORKING CAPITAL
	J	Current Assets	$178.9	$171.8	$238.3	$188.5	$255.8
	K	Current Liabilities	112.8	187.6	235.3	131.3	206.8
	L	Current Portion of Long-Term Loan	1.7	56.8	65.1	30.0	80.0
	J-K+L Working Capital		$67.8	$41.0	$68.1	$87.2	$129.0